SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                    of the Securities Exchange Act of 1934.

                         Commission File Number 1-11913
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                                   Aetna Inc.
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             (Exact name of registrant as specified in its charter)

            151 Farmington Avenue, Hartford, Connecticut 06156-7505,
                            telephone: 860-273-0123
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $0.01 per share
                        (including the associated rights
             to purchase Class B Voting Preferred Stock, Series A)
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            (Title of each class of securities covered by this Form)

                              6.75% Notes due 2001
                              7.00% Note due 2002
                             6.375% Notes due 2003
                             7.125% Notes due 2006
                           6.75% Debentures due 2013
                        7.75% Eurodollar Notes due 2016
                           8.00% Debentures due 2017
                           7.25% Debentures due 2023
                           7.625% Debentures due 2026
                           6.97% Debentures due 2036
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           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [X]          Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(1)(ii)   [ ]          Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(i)    [ ]          Rule 12h-3(b)(2)(ii)   [ ]
         Rule 12g-4(a)(2)(ii)   [ ]          Rule 15d-6             [ ]
         Rule 12h-3(b)(1)(i)    [X]

        Approximate number of holders of record as of the certification or notice date: One


         Pursuant to the requirements of the Securities Exchange Act of 1934 Aetna Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  December 14, 2000                  BY:  /s/ B. Scott Burton
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                                             Secretary